Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended September 24, 2011

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its fourth fiscal quarter ended September 24, 2011. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 24, 2011, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2010, included in the Company’s Financial Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at November 15, 2011, the date of filing in conjunction with the Company’s press release announcing its results for the fourth fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Sales	412	476	545	444	422	452	448	421
Freight and other deductions	49	56	70	59	57	62	61	57
Lumber export taxes	2	3	3	2	3	4	3	3
Cost of sales	339	366	394	327	329	328	336	331
SG&A	18	18	17	20	18	19	18	17
Share-based compensation	-	1	1	-	4	6	(2)	(6)
EBITDA	4	32	60	36	11	33	32	19
Depreciation & amortization	15	15	14	12	12	11	11	11
Other items	(1)	15	(10)	9	3	6	(10)	2
Operating earnings (loss)	(10)	2	56	15	(4)	16	31	6
Interest, foreign exchange & other	13	13	15	10	13	9	5	5
Exchange loss (gain) on long-term debt	(16)	(11)	1	(1)	(6)	(5)	1	11
Pre-tax earnings (loss)	(7)	-	40	6	(11)	12	25	(10)
Income tax expense (recovery)	1	-	(20)	4	1	5	6	7
Non-controlling interest	1	-	1	-	-	-	-	-
Net earnings (loss)	(9)	-	59	2	(12)	7	19	(17)

CONSOLIDATED RESULTS

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86 million in cash including preliminary working capital adjustments and assumed $41 million of debt, for total consideration of $127 million. As a result of the sale, the Company recorded a pre-tax gain of $12 million in the June 2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba, newsprint mill. As a result, a charge of $7 million was recorded in the September 2010 financial results.

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $8 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

BUSINESS SEGMENTS

During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior period segment information has been restated to conform with the new segment presentation.

The following summarizes the annual operating levels of each facility for the two new reporting segments:

Dissolving and Chemical Pulp	Tonnes
Softwood kraft - Skookumchuck, BC	270,000
Dissolving and specialty cellulose - Temiscaming, QC	160,000
Dissolving and specialty cellulose - Tartas, France	150,000
310,000

High-Yield Pulp
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
805,000

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	Sept	Total	Price	Volume & Mix
	2011	2011	Variance	Variance	Variance
Forest Products	113	121	8	1	7
Dissolving and Chemical Pulp	188	180	(8)	1	(9)
High-Yield Pulp	93	76	(17)	-	(17)
Paper	85	84	(1)	1	(2)
Corporate	2	2	-	-	-
	481	463	(18)	3	(21)
Less: Intersegment Sales	(33)	(42)	(9)
Sales	448	421	(27)

Sales decreased by $27 million as compared to the prior quarter. Currency had a positive effect on pricing as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. Forest Products segment sales increased by $8 million on higher SPF lumber volumes. Dissolving and Chemical Pulp segment sales decreased by $8 million due to lower shipments of chemical pulp. High-Yield Pulp segment sales declined by $17 million as shipments decreased. Paper segment sales decreased by $1 million due to lower newsprint shipments.

EBITDA
$ millions	June	Sept	Total	Price	Cost & Volume
	2011	2011	Variance	Variance	Variance
Forest Products	(16)	(10)	6	1	5
Dissolving and Chemical Pulp	45	30	(15)	1	(16)
High-Yield Pulp	(3)	(9)	(6)	-	(6)
Paper	9	6	(3)	1	(4)
Corporate	(3)	2	5	-	5
	32	19	(13)	3	(16)

EBITDA decreased by $13 million as compared to the prior quarter. The Forest Products segment EBITDA improved by $6 million as the segment experienced lower costs. Dissolving and Chemical Pulp segment EBITDA decreased by $15 million due to higher costs related to a planned annual maintenance shutdown at a chemical pulp mill. High-Yield Pulp segment EBITDA declined by $6 million as costs increased due to a labour strike and subsequent restart of one of its three pulp mills. The paper segment EBITDA declined by $3 million as a result of higher newsprint manufacturing costs. Corporate expenses for the current quarter include a credit of $6 million relating to share-based compensation. The prior quarter had absorbed a credit of $2 million for share-based compensation.

OPERATING EARNINGS (LOSS)
$ millions	June	Sept	Total	EBITDA	Depreciation	Other Items
	2011	2011	Variance	Variance	Variance	Variance
Forest Products	(20)	(12)	8	6	2	-
Dissolving and Chemical Pulp	41	25	(16)	(15)	(1)	-
High-Yield Pulp	(6)	(11)	(5)	(6)	1	-
Paper	9	5	(4)	(3)	(1)	-
Corporate	7	(1)	(8)	5	(1)	(12)
	31	6	(25)	(13)	-	(12)

The Company generated operating earnings of $6 million compared to operating earnings of $31 million in the prior quarter. The previously noted decline in EBITDA generated a portion of the decrease. “Other items” accounted for the balance. An explanation of these items is included in the segment analysis that follows.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	Sept
	2011	2011	Variance
Financial ($ millions)
Sales (1)	113	121	8

EBITDA	(16)	(10)	6
Depreciation and amortization	4	2	2
Operating loss	(20)	(12)	8

Shipments
SPF lumber (mmbf)	224	236	12

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	241	246	5
KD #2 & better delivered G.L. (US $ per mbf)	335	332	(3)
KD stud delivered G.L. (US $ per mbf)	313	319	6
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $10 million on sales of $121 million. This compares to negative EBITDA of $16 million on sales of $113 million in the prior quarter. The increase in sales was due primarily to higher shipments. Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 56% in the prior quarter. US $ reference prices for random lumber increased by approximately US $1 per mbf on average while stud lumber increased by US $6 per mbf. Currency was a positive factor as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. The combined price effect was an increase in EBITDA of $2 million or $8 per mbf. Mill level manufacturing costs declined by $4 million. During the September quarter, the Company incurred $3 million of lumber export taxes, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the September quarter, the Company incurred a tax of 15% on Western lumber shipments, unchanged from the prior quarter. The export tax on Eastern lumber shipments declined from 13% to 6% due to the end of a temporary 10% arbitration penalty imposed in April 2009. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

The Forest Products segment generated an operating loss of $12 million as compared to an operating loss of $20 million in the prior quarter. The previously noted improvement in EBITDA decreased the operating loss.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	June	Sept
	2011	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	164	157	(7)
Sales - Chemicals	24	23	(1)
	188	180	(8)

EBITDA	45	30	(15)
Depreciation and amortization	4	5	(1)
Operating earnings	41	25	(16)

Shipments
Specialty and commodity dissolving pulp (000's tonnes)	70	71	1
Chemical pulp (000's tonnes)	62	44	(18)
Internal (000's tonnes)	2	8	6
Total	134	123	(11)

Reference Prices
NBSK - delivered China (US $ per tonne)	920	840	(80)
NBSK - delivered U.S. (US $ per tonne)	1,025	993	(32)
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $30 million on sales of $180 million for the quarter ended September 24, 2011, compared to EBITDA of $45 million on sales of $188 million in the prior quarter. Sales decreased by $8 million primarily as a result of lower shipments of chemical pulp. During the most recent quarter, pulp shipments were equal to 85% of capacity, as compared to 92% in the prior quarter. US $ reference prices for chemical pulp decreased over the prior quarter. However, currency was favourable as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. The net effect was a decrease of $23 per tonne, decreasing EBITDA by $1 million. Dissolving pulp prices increased by $28 per tonne, increasing EBITDA by $2 million. Favourable market conditions led to an increase in selling prices. During the September 2011 quarter, the Company incurred 13,900 tonnes of maintenance downtime compared to 1,300 tonnes of maintenance downtime in the prior quarter. The current quarter downtime includes 17 days of planned maintenance downtime related to the annual shutdown of the Skookumchuck NBSK pulp mill. The longer than normal shutdown was required to proceed with significant work on the mill’s recovery boiler. As a result, manufacturing costs at the mill increased by $13 million, mainly for maintenance material and unabsorbed fixed costs. The balance of the decline in EBITDA was due to the margin impact of lower NBSK shipments. Inventories were at 15 days of supply at the end of September 2011, as compared to 20 days at the end of June 2011. The abnormally low level of inventory is also related to the Skookumchuck, BC, NBSK mill maintenance downtime. Inventories of NBSK were only 6 days and will have to be increased in the December quarter to allow for adequate servicing of customers.

The Dissolving and Chemical Pulp segment generated operating earnings of $25 million compared to operating earnings of $41 million in the prior quarter. The previously noted decrease in EBITDA accounted for the lower operating earnings.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	June	Sept
	2011	2011	Variance
Financial ($ millions)
Sales (1)	93	76	(17)

EBITDA	(3)	(9)	(6)
Depreciation and amortization	3	2	1
Operating loss	(6)	(11)	(5)

Shipments
External (000's tonnes)	155	120	(35)
Internal (000's tonnes)	14	15	1
Total	169	135	(34)

Reference Prices
BEK - delivered China (US $ per tonne)	760	690	(70)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $9 million on sales of $76 million for the quarter ended September 24, 2011, compared to negative EBITDA of $3 million on sales of $93 million in the prior quarter. Sales decreased by $17 million as a result of lower shipments. During the most recent quarter, shipments were equal to 67% of capacity, as compared to 84% in the prior quarter. While US $ reference prices for bleached eucalyptus kraft (BEK) decreased over the prior quarter, this did not carry over to high-yield pulp pricing, which was relatively unchanged in US dollar terms. Currency was also favourable as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. Overall, pricing in Canadian dollars was unchanged quarter-over-quarter. During the most recent quarter, the Company absorbed 51,300 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. This compares to 30,100 tonnes of downtime related to the same strike in the prior quarter. The strike ended in mid-September and the mill was restarted at that time. The extensive amount of downtime combined with start-up costs increased the mill’s manufacturing costs by $5 million quarter-over-quarter. Inventories were at 15 days of supply at the end of September 2011, as compared to 19 days at the end of June 2011. The abnormally low level of inventory is related to the Matane mill strike. Inventory levels should increase in the December 2011 quarter as the strike is over and the mill has resumed operations.

The High-Yield Pulp segment generated an operating loss of $11 million compared to an operating loss of $6 million in the prior quarter. The previously noted decrease in EBITDA accounted for the weaker operating results.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – PAPER

	June	Sept
	2011	2011	Variance
Financial ($ millions)
Sales	85	84	(1)

EBITDA	9	6	(3)
Depreciation and amortization	-	1	(1)
Operating earnings	9	5	(4)

Shipments
Coated bleached board (000's tonnes)	42	44	2
Newsprint (000's tonnes)	60	54	(6)
Total	102	98	(4)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,150	-
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated EBITDA of $6 million on sales of $84 million. This compares to EBITDA of $9 million on sales of $85 million in the prior quarter. Lower shipments of newsprint led to the decrease in sales. Coated bleached board shipments were equal to 97% of capacity compared to 93% in the prior quarter. Newsprint shipments were equal to 65% of capacity, compared to 73% in the prior quarter. The US $ reference prices for coated bleached board and newsprint were unchanged from the prior quarter. Currency was favourable as the Canadian dollar averaged US $1.023, a 1.0% decrease from US $1.033 in the prior quarter. The net effect was an increase of $1 million in EBITDA. As a result of continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,750 tonnes of market related downtime at the newsprint mill and 200 tonnes of maintenance downtime. This compares to 22,750 tonnes of market downtime and 2,100 tonnes of maintenance downtime in the prior quarter. Mill level costs increased by $4 million, primarily as a result of higher energy costs at the Kapuskasing, Ontario, newsprint mill. In the prior quarter, the mill had benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Paper segment generated operating earnings of $5 million, compared to operating earnings of $9 million in the prior quarter. The previously noted declined in EBITDA led to the lower operating earnings.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	June	Sept
	2011	2011
Financial ($ millions)
General and administrative expenses	5	4
Share-based compensation	(2)	(6)
Other items	(10)	2
Depreciation & amortization	-	1
Operating expenses (credits)	(7)	1

The Company recorded a $6 million share-based compensation credit in the current quarter compared to a $2 million credit in the prior quarter. The credit/expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period credit/expense for these two plans consists of normal periodic variation in the number of units based on anticipated or normal vesting, but is also impacted by the change in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $6 million credit in the September 2011 quarter included a $4 million credit on share price decline as the value of the Company’s common shares decreased from $4.30 to $2.42 per share. The balance of the credit was due to a decline in the estimate of the number of PCRSUs that will vest in the future. The $2 million credit in the June 2011 quarter resulted from a $4 million credit on share price decline as the value of the Company’s common shares decreased from $5.88 to $4.30 per share. This was partially offset by a $2 million expense related to the accretion in the estimate of the number of PCRSUs that would vest in the future.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs. These “legacy” costs totalled $2 million in the most recent quarter compared to $1 million in the prior quarter. The prior quarter “other items” credit also included a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also included a $3 million gain related to the sale of a hydro-electric generating facility located in Smooth Rock Falls, Ontario.

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	Sept
	2011	2011
Interest on long-term debt	8	7
Foreign exchange items	(2)	(2)
Gain on derivatives	(1)	-
	5	5

There were no significant interest variances quarter over quarter. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, gains are generated. This was the case in the most recent quarter and the Company generated a gain of $3 million on its net monetary assets.

TRANSLATION OF FOREIGN DEBT

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.399 to C $1.392.

During the June 2011 quarter, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.019 to US $1.013. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.382 to C $1.399.

INCOME TAXES

During the September 2011 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes and non-controlling interest of $10 million. The income tax expense reflected a $10 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed a $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is more likely than not to occur.

During the June 2011 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes and non-controlling interest of $25 million. The income tax expense reflected a $1 million favourable variance versus an anticipated income tax expense of $7 million based on the Company’s effective tax rate of 27.8% .

SEPTEMBER 2011 QUARTER VS JUNE 2011 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $17 million or $0.17 per share for the quarter ended September 24, 2011. This compares to net earnings of $19 million or $0.19 per share for the quarter ended June 25, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 25, 2011		September 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	19	0.19	(17)	(0.17)
Specific items (after-tax):
Loss on translation of foreign debt	1	0.01	9	0.09
Gain on financial instruments	(1)	(0.01)	-	-
Gain on Tembec USA LLC filing	(8)	(0.08)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	1	0.01	2	0.02
Net earnings (loss) excluding specific items - not in accordance with GAAP	10	0.10	(6)	(0.06)

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	113	121	8	(1)	9
Dissolving and Chemical Pulp	166	180	14	18	(4)
High-Yield Pulp	104	76	(28)	(16)	(12)
Paper	96	84	(12)	(3)	(9)
Corporate	1	2	1	-	1
	480	463	(17)	(2)	(15)
Less: Intersegment Sales	(36)	(42)	(6)
Sales	444	421	(23)

Sales decreased by $23 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. Forest Products segment sales increased by $8 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales increased by $14 million due to significantly higher prices. High-Yield Pulp segment sales decreased by $28 million due to lower shipments and prices. Paper segment sales decreased by $12 million due to lower shipments and prices.

EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(5)	(10)	(5)	(1)	(4)
Dissolving and Chemical Pulp	30	30	-	18	(18)
High-Yield Pulp	13	(9)	(22)	(16)	(6)
Paper	4	6	2	(3)	5
Corporate	(6)	2	8	-	8
	36	19	(17)	(2)	(15)

EBITDA declined by $17 million over the prior year quarter. Forest Products segment EBITDA declined by $5 million due primarily to higher costs. Dissolving and Chemical Pulp segment EBITDA was unchanged, with higher prices offsetting higher costs. High-Yield Pulp segment EBITDA declined by $22 million due mainly to lower prices. Paper segment EBITDA increased by $2 million because of lower costs. Corporate expenses for the current quarter include a credit of $6 million relating to share-based compensation. There was no charge for share-based compensation in the prior year quarter.

OPERATING EARNINGS (LOSS)
$ millions	September	September	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(9)	(12)	(3)	(5)	2	-
Dissolving and Chemical Pulp	24	25	1	-	1	-
High-Yield Pulp	11	(11)	(22)	(22)	-	-
Paper	(3)	5	8	2	(1)	7
Corporate	(8)	(1)	7	8	(1)	-
	15	6	(9)	(17)	1	7

The Company generated operating earnings of $6 million compared to operating earnings of $15 million in the same quarter a year ago. The previously noted decline in EBITDA was the main cause of the reduction in operating earnings. A more detailed review of the above items is included in the segment analysis that follows.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales (1)	113	121	8

EBITDA	(5)	(10)	(5)
Depreciation and amortization	4	2	2
Operating loss	(9)	(12)	(3)

Shipments
SPF lumber (mmbf)	209	236	27

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	222	246	24
KD #2 & better delivered G.L. (US $ per mbf)	316	332	16
KD stud delivered G.L. (US $ per mbf)	282	319	37
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $10 million on sales of $121 million. This compares to negative EBITDA of $5 million on sales of $113 million in the comparable quarter of the prior year. Higher volumes of SPF lumber caused the majority of the $8 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 52% in the year ago quarter. US $ reference prices for random lumber increased by US $20 per mbf on average while the reference price for stud lumber was up US $37 per mbf. Currency was unfavourable as the Canadian dollar averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. As a result of the net effect, the average selling price of SPF lumber decreased by $4 per mbf, reducing EBITDA by $1 million. Cost of manufacturing was higher. During the September 2011 quarter, the Company incurred $3 million of lumber export taxes, as compared to $2 million in the year ago quarter.

The Forest Products segment generated an operating loss of $12 million, as compared to an operating loss of $9 million in the prior year quarter. The previously noted decline in EBITDA caused the increase in operating loss.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	143	157	14
Sales - Chemicals	23	23	-
	166	180	14

EBITDA	30	30	-
Depreciation and amortization	6	5	1
Operating earnings	24	25	1

Shipments
Specialty and commodity
dissolving pulp (000's tonnes)	66	71	5
Chemical pulp (000's tonnes)	58	44	(14)
Internal (000's tonnes)	8	8	-
Total	132	123	(9)

Reference Prices
NBSK - delivered China (US $ per tonne)	840	840	-
NBSK - delivered U.S. (US $ per tonne)	1,000	993	(7)
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $30 million on sales of $180 million. This compares to EBITDA of $30 million on sales of $166 million in the year ago quarter. The $14 million increase in sales was caused by higher prices and volumes of dissolving pulp, partially offset by lower prices and volumes of chemical pulp. During the most recent quarter, shipments were equal to 85% of capacity, as compared to 89% in the prior year quarter. US $ reference prices for chemical pulp decreased from a year ago and were also impacted by a stronger Canadian dollar, which averaged US $1.023, a 6.3% increase over US $0.962 in the comparable quarter a year ago. The combined price effect was a decrease of $68 per tonne, decreasing EBITDA by $3 million. Prices for dissolving pulp increased by $296 per tonne, increasing EBITDA by $21 million. During the September 2011 quarter, the three pulp mills incurred 13,900 tonnes of maintenance downtime as compared to 5,900 tonnes of maintenance downtime in the year ago quarter. The current quarter includes 17 days of planned maintenance downtime related to the annual shutdown of the Skookumchuck NBSK pulp mill. The longer than normal shutdown was required to proceed with significant work on the mill’s recovery boiler. As a result, manufacturing costs at the mill increased by $12 million, mainly for maintenance material and unabsorbed fixed costs. Costs at the two dissolving pulp mills increased by $8 million, primarily for fibre, chemicals and supplies. The mills produced more “specialty” pulp grades, which have lower yields and are more costly to produce.

The Dissolving and Chemical Pulp segment generated operating earnings of $25 million compared to operating earnings of $24 million in the comparable quarter of the prior year. Lower depreciation expense led to the improvement in operating earnings.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales (1)	104	76	(28)

EBITDA	13	(9)	(22)
Depreciation and amortization	2	2	-
Operating earnings (loss)	11	(11)	(22)

Shipments
External (000's tonnes)	141	120	(21)
Internal (000's tonnes)	13	15	2
Total	154	135	(19)

Reference Prices
BEK - delivered China (US $ per tonne)	783	690	(93)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $9 million on sales of $76 million. This compares to EBITDA of $13 million on sales of $104 million in the year ago quarter. The $28 million decrease in sales was caused by lower shipments and prices. During the most recent quarter, shipments were equal to 67% of capacity, as compared to 77% in the prior year quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) decreased. The current quarter pricing was also negatively impacted by a stronger Canadian dollar, which averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. The combined price effect was a decrease of $133 per tonne, decreasing EBITDA by $16 million. During the most recent quarter, the Company absorbed 51,300 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. In the prior year quarter, the Company had experienced 17,400 tonnes of downtime related to a fire at the Chetwynd, BC, pulp mill. The strike at the Matane mill ended in mid-September and the mill was restarted at that time. The extensive amount of downtime combined with start-up costs increased the mill’s manufacturing costs by $5 million.

The High-Yield Pulp segment generated an operating loss of $11 million compared to operating earnings of $11 million in the comparable quarter of the prior year. The previously noted decrease in EBITDA accounted for the decline in operating results.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – PAPER

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales	96	84	(12)

EBITDA	4	6	2
Depreciation and amortization	-	1	(1)
Other	7	-	7
Operating earnings (loss)	(3)	5	8

Shipments
Coated bleached board (000's tonnes)	46	44	(2)
Newsprint (000's tonnes)	63	54	(9)
Total	109	98	(11)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,107	1,150	43
Newsprint - 48.8 gram East Coast (US $ per tonne)	635	640	5

The Paper segment generated EBITDA of $6 million on sales of $84 million. This compares to EBITDA of $4 million on sales of $96 million in the same quarter a year ago. The $12 million decrease in sales results primarily from lower shipments. Coated bleached board shipments were equal to 97% of capacity compared to 102% in the prior year quarter. Newsprint shipments were equal to 65% of capacity, as compared to 49% in the prior year quarter. The US $ reference price for coated bleached board increased by US $43 per short ton. The US $ reference price for newsprint increased by US $5 per tonne. Currency offset the increases as the Canadian dollar averaged US $1.023, a 6.3% increase from US $0.962 in the prior year quarter. The net price effect was a decrease in EBITDA of $3 million. As a result of continued weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 22,800 tonnes of market downtime at the newsprint mill during the most recent quarter and 200 tonnes of maintenance downtime. In the prior year quarter, the Company had incurred 22,800 tonnes of market downtime and 2,200 tonnes of maintenance downtime. A further 45,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. A portion of the improvement in EBITDA relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $1 million in the prior year quarter. Manufacturing costs also declined by $6 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year.

The Paper segment generated operating earnings of $5 million compared to an operating loss of $3 million in the prior year quarter. The prior year period had absorbed a charge of $7 million related to the permanent closure of the Pine Falls, Manitoba, newsprint mill.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – CORPORATE

	September	September
	2010	2011
Financial ($ millions)
General and administrative expenses	6	4
Share-based compensation	-	(6)
Depreciation & amortization	-	1
Other items	2	2
Operating expenses	8	1

The Company recorded a $6 million share-based compensation credit in the current quarter. There was no expense recorded in the year ago quarter. The credit/expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic variation in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $6 million credit in the September 2011 quarter resulted from a $4 million credit on share price decline as the value of the Company’s common shares decreased from $4.30 to $2.42 per share. The balance of the credit was due to a decline in the estimate of the number of PCRSUs that will vest in the future.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs. These “legacy” costs totalled $2 million in the most recent quarter, unchanged from the prior year quarter.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2010	2011
Interest on long-term debt	7	7
Gain on derivatives	1	-
Debt prepayment premium	6	-
Foreign exchange items	(4)	(2)
	10	5

There were no significant interest variances. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case during the current quarter, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the September 2011 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.013 to US $0.971. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.399 to C $1.392.

During the September 2010 quarter, the Company recorded a gain of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.965 to US $0.975. The Company recorded a loss of $2 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.283 to C $1.384.

INCOME TAXES

During the September 2011 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes and non-controlling interest of $10 million. The income tax expense reflected a $10 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed $6 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is more likely than not to occur.

During the September 2010 quarter, the Company recorded an income tax expense of $4 million on earnings before income taxes and non-controlling interest of $6 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 29.8% . The prior year quarter absorbed a $2 million unfavourable change in valuation allowance.

SEPTEMBER 2011 QUARTER VS SEPTEMBER 2010 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $17 million or $0.17 per share for the quarter ended September 24, 2011, compared to net earnings of $2 million or $0.02 per share for the quarter ended September 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	September 25, 2010		September 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	2	0.02	(17)	(0.17)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(1)	(0.01)	9	0.09
Pine Falls closure charge	6	0.06	-	-
Debt prepayment premium	4	0.04	-	-
Costs for permanently idled facilities	1	0.01	2	0.02
Net earnings (loss) excluding specific items - not in accordance with GAAP	12	0.12	(6)	(0.06)

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

CONSOLIDATED SUMMARY

SALES
$ millions	September	September	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	434	471	37	(10)	47
Dissolving and Chemical Pulp	830	693	(137)	71	(208)
High-Yield Pulp	395	378	(17)	(53)	36
Paper	348	339	(9)	6	(15)
Corporate	5	7	2	-	2
	2,012	1,888	(124)	14	(138)
Less: Intersegment Sales	(135)	(145)	(10)
Sales	1,877	1,743	(134)

Sales decreased by $134 million as compared to fiscal 2010. Currency was unfavourable as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. Forest Products segment sales increased by $37 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $137 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $17 million due to lower prices, as higher shipments partially offset the decline. Paper segment sales decreased by $9 million due to lower shipments, partially offset by higher prices.

EBITDA
$ millions	September	September	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(10)	(46)	(36)	(10)	(26)
Dissolving and Chemical Pulp	120	138	18	71	(53)
High-Yield Pulp	47	(4)	(51)	(53)	2
Paper	(2)	28	30	6	24
Corporate	(23)	(21)	2	-	2
	132	95	(37)	14	(51)

EBITDA declined by $37 million over the prior year. Forest Products segment EBITDA declined by $36 million due to higher costs and lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA decreased by $51 million due to lower prices. Paper segment EBITDA increased by $30 million on a combination of higher prices and lower costs. Corporate expenses for the current year include a charge of $2 million relating to share-based compensation, unchanged from the prior year.

OPERATING EARNINGS (LOSS)
$ millions	September	September	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(24)	(63)	(39)	(36)	3	(6)
Dissolving and Chemical Pulp	105	120	15	18	9	(12)
High-Yield Pulp	37	(14)	(51)	(51)	-	-
Paper	(12)	25	37	30	-	7
Corporate	(43)	(19)	24	2	(1)	23
	63	49	(14)	(37)	11	12

The Company generated operating earnings of $49 million compared to operating earnings of $63 million in the prior year. The previously noted decline in EBITDA was partially offset by an $11 million decline in depreciation expense and a favourable $12 million variance in “other items”. A more detailed review of the above items is included in the segment analysis that follows.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

SEGMENT RESULTS – FOREST PRODUCTS

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales (1)	434	471	37

EBITDA	(10)	(46)	(36)
Depreciation and amortization	16	13	3
Other items	(2)	4	(6)
Operating loss	(24)	(63)	(39)

Shipments
SPF lumber (mmbf)	787	908	121

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	240	263	23
KD #2 & better delivered G.L. (US $ per mbf)	327	350	23
KD stud delivered G.L. (US $ per mbf)	315	314	(1)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $46 million on sales of $471 million. This compares to negative EBITDA of $10 million on sales of $434 million in prior year period. Higher volumes of SPF lumber and by-products caused the majority of the $37 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 57% of capacity, as compared to 49% in the year ago period. US $ reference prices for random lumber increased by approximately US $23 per mbf on average while the reference price for stud lumber was down US $1 per mbf. Currency was unfavourable as the value of the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. As a result, the average selling price of SPF lumber decreased by $11 per mbf, decreasing EBITDA by $10 million. The current year absorbed higher costs of $12 million, primarily for timber. In the prior year, the segment had benefited from an $11 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $1 million in the current year. As well, lumber export taxes increased by $3 million as the Company shipped more volume to the United States.

The Forest Products segment generated an operating loss of $63 million in fiscal 2011, as compared to an operating loss of $24 million in fiscal 2010. The previously noted deterioration in EBITDA generated the majority of decline in operating results. The segment’s current year results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, B.C. The prior year included a $2 million gain related to land sales.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	737	600	(137)
Sales - Chemicals	93	93	-
	830	693	(137)

EBITDA	120	138	18
Depreciation and amortization	27	18	9
Other items	(12)	-	(12)
Operating earnings	105	120	15

Shipments
Specialty and commodity dissolving pulp (000's tonnes)	286	270	(16)
Chemical pulp (000's tonnes)	498	222	(276)
Internal (000's tonnes)	18	15	(3)
Total	802	507	(295)

Reference Prices
NBSK - delivered China (US $ per tonne)	786	863	77
NBSK - delivered U.S. (US $ per tonne)	923	989	66
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $138 million on sales of $693 million. This compares to EBITDA of $120 million on sales of $830 million a year ago. The $137 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During fiscal 2010, these operations contributed $191 million to sales and generated EBITDA of $19 million. The two mills shipped 272,500 tonnes of chemical pulp in the prior year. During the most recent year, shipments were equal to 87% of capacity, as compared to 86% in the prior year. While US $ reference prices for chemical pulp were up, the current period pricing was impacted by a stronger Canadian dollar, which averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. The net price effect was an increase of $27 per tonne of chemical pulp, increasing EBITDA by $6 million. Prices for dissolving pulp increased by $245 per tonne, increasing EBITDA by $66 million. During fiscal 2011, the three pulp mills incurred 30,200 tonnes of maintenance downtime compared to 14,100 tonnes of maintenance downtime a year ago. Manufacturing costs increased by $33 million at the two dissolving pulp mills. Higher chemical, supplies and freight costs caused the majority of the increase. The mills produced more “specialty pulp grades, which have lower yields and are more costly to produce.

The Dissolving and Chemical Pulp segment generated operating earnings of $120 million compared to operating earnings of $105 million in fiscal 2010. The previously noted increase in EBITDA accounted for the improvement in operating earnings. Depreciation expense declined by $9 million as a result of the sale of the two French pulp mills. In the prior year, the Company had also recorded a gain of $12 million related to the sale of the aforementioned pulp mills.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

SEGMENT RESULTS – HIGH-YIELD PULP

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales (1)	395	378	(17)

EBITDA	47	(4)	(51)
Depreciation and amortization	10	10	-
Operating earnings (loss)	37	(14)	(51)

Shipments
External (000's tonnes)	559	607	48
Internal (000's tonnes)	57	57	-
Total	616	664	48

Reference Prices
BEK - delivered China (US $ per tonne)	727	734	7
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $4 million on sales of $378 million. This compares to EBITDA of $47 million on sales of $395 million in the prior year. The $17 million decrease in sales was caused by lower prices, partially offset by higher shipments. During fiscal 2011, shipments were equal to 83% of capacity, as compared to 76% in the prior year. While US $ reference prices for bleached eucalyptus kraft (BEK) increased, the US $ prices for high-yield pulp were lower. The current period pricing was also negatively impacted by a stronger Canadian dollar, which averaged US $1.013, a 5.5% increase versus US $0.960 in the prior year. The combined price effect was a decrease of $87 per tonne, reducing EBITDA by $53 million. During the most recent year, the Company incurred 5,000 tonnes of maintenance downtime and 81,400 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. In the prior year, the Company had incurred 67,200 tonnes of market related downtime and 10,200 tonnes of maintenance downtime. In addition, the Chetwynd, BC, mill had lost 17,400 tonnes of production related to a fire on the mill site. Overall, costs did not change year-over-year as the impact of the Matane mill strike in fiscal 2011 had a similar cost impact as the market downtime and fire at Chetwynd in fiscal 2010.

The High-Yield Pulp segment generated an operating loss of $14 million compared to operating earnings of $37 million in the prior year. The previously noted decrease in EBITDA accounted for the weaker operating results.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

SEGMENT RESULTS – PAPER

	September	September
	2010	2011	Variance
Financial ($ millions)
Sales	348	339	(9)

EBITDA	(2)	28	30
Depreciation and amortization	3	3	-
Other items	7	-	7
Operating earnings (loss)	(12)	25	37

Shipments
Coated bleached board (000's tonnes)	173	165	(8)
Newsprint (000's tonnes)	236	229	(7)
Total	409	394	(15)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,052	1,150	98
Newsprint - 48.8 gram East Coast (US $ per tonne)	573	640	67

The Paper segment generated EBITDA of $28 million on sales of $339 million. This compares to negative EBITDA of $2 million on sales of $348 million a year ago. The $9 million decrease in sales results primarily from lower shipments. Coated bleached board had a shipments to capacity of 92% versus 96% in the prior year. Newsprint shipments were equal to 69% of capacity, as compared to 46% in the prior year. The US $ reference price for coated bleached board increased by US $98 per short ton. The US $ reference price for newsprint increased by US $67 per tonne. Currency partially offset the increases as the Canadian dollar averaged US $1.013, a 5.5% increase from US $0.960 in the prior year. The net price effect was an increase in EBITDA of $6 million. As a result of the continued weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 91,000 tonnes of market related downtime at the newsprint mill during the most recent year and 4,700 tonnes of maintenance downtime. In the prior year, the Company had incurred 273,000 tonnes of market downtime and 6,500 tonnes of maintenance downtime. A further 136,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. A portion of the improvement in EBITDA relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $11 million in the prior year. Manufacturing costs also declined by $16 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the 2011 calendar year.

The Paper segment generated operating earnings of $25 million compared to an operating loss of $12 million a year ago. The previously noted increase in EBITDA generated the majority of the improved operating results. The prior year had also absorbed a charge of $7 million related to the permanent closure of the Pine Falls newsprint mill.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

SEGMENT RESULTS – CORPORATE

	September	September
	2010	2011
Financial ($ millions)
General and administrative expenses	21	19
Share-based compensation	2	2
Other items	20	(3)
Depreciation & amortization	-	1
Operating expenses	43	19

The Company incurred a $2 million share-based compensation expense in the current year, unchanged from the prior year. The expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic variation in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs include legal costs, site security and custodial. These “legacy” costs totalled $8 million in fiscal 2011, unchanged from the prior year. The current year “other items” also include a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario. The prior year included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	September
	2010	2011
Interest on long-term debt	27	31
Interest on operating bank loans	3	1
Fees - new working capital facility	-	2
Debt prepayment premium	6	-
Foreign exchange items	14	(1)
Bank charges and other	2	(1)
	52	32

There were no significant interest variances. The major portion of the prior year interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year, losses are generated. If the Canadian dollar weakens, gains are generated.

TRANSLATION OF FOREIGN DEBT

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

INCOME TAXES

During fiscal 2011, the Company recorded an income tax expense of $19 million on earnings before income taxes and non-controlling interest of $16 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . The current year absorbed an $11 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8% . The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it was determined that the future realization of these assets was more likely than not to occur. The non-taxable gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

YEAR ENDED SEPTEMBER 2011 VS YEAR ENDED SEPTEMBER 2010

NET EARNINGS (LOSS)

The Company generated a net loss of $3 million or $0.03 per share for the year ended September 24, 2011, compared to net earnings of $52 million or $0.52 per share for year ended September 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 25, 2010		September 24, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	52	0.52	(3)	(0.03)
Specific items (after-tax):
Gain on translation of foreign debt	(23)	(0.23)	-	-
Gain on financial instruments	-	-	(1)	(0.01)
Gain on sale of land	(1)	(0.01)	-	-
Write-down of notes receivable	10	0.10	-	-
Sale of French pulp mills	(16)	(0.16)	-	-
Recognition of future tax asset - French operations	(19)	(0.19)	-	-
Pine Falls closure charge	6	0.06	-	-
Debt prepayment premium	4	0.04	-	-
Taschereau sawmill closure charge	-	-	2	0.02
Cranbrook planer mill severance charge	-	-	1	0.01
Gain on Tembec USA LLC filing	-	-	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	-	-	(2)	(0.02)
Costs for permanently idled facilities	6	0.06	7	0.07
Net earnings (loss) excluding specific items - not in accordance with GAAP	19	0.19	(4)	(0.04)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Dec 09	Mar 10	Jun 10	Sept 10	Dec 10	Mar 11	Jun 11	Sept 11
Sales	412	476	545	444	422	452	448	421
EBITDA	4	32	60	36	11	33	32	19
Operating earnings (loss)	(10)	2	56	15	(4)	16	31	6
Net earnings (loss)	(9)	-	59	2	(12)	7	19	(17)
Net earnings (loss) per share ($)	(0.09)	-	0.59	0.02	(0.12)	0.07	0.19	(0.17)

FINANCIAL POSITION

	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sept 10	Dec 10	Mar 11	Jun 11	Sept 11
Net debt / total capitalization	42%	43%	27%	28%	29%	31%	28%	27%
EBITDA / interest on indebtedness (times)	0.5	4.5	9.3	4.9	1.4	4.5	4.3	2.6
Cash flow from (used by) operations before working capital changes ($ millions)	(6)	4	48	12	(10)	11	19	-
Net fixed asset additions ($ millions)	(6)	(5)	(6)	(8)	(8)	(6)	(13)	(28)
Free cash flow (negative) ($ millions)	(12)	(1)	42	4	(18)	5	6	(28)

Cash Flow – Operations

Cash flow from operations before working capital changes in fiscal 2011 was $20 million, compared to $58 million from the prior year. The decline in EBITDA accounted for the decline in cash flow. In fiscal 2011, non-cash working capital items generated $49 million as compared to $20 million generated in the prior year. After allowing for net fixed asset additions of $55 million, free cash flow in fiscal 2011 was negative $35 million compared to positive $33 million in the prior year.

Net Fixed Asset Additions

During fiscal 2011, net fixed asset additions totalled $55 million compared to $25 million in the prior year. The winter months are normally slower periods for capital expenditures and the amount increases in the summer months. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for projects that will utilize the entire $24 million of available credits. The Company anticipates that it will spend the full $24 million within the program’s specified time limits.

FINANCIAL POSITION

Liquidity

At the end of September 2011, the Company had total cash (including cash held in trust) of $105 million plus unused operating lines of $124 million, for total liquidity of $229 million. At September 2010, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $100 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June	September
	2010	2010	2011	2011	2011
Borrowing base	212	190	225	205	186
Less: availability reserve	(76)	(75)	(20)	(21)	(22)
Net availability	136	115	205	184	164

Outstanding letters of credit	(35)	(34)	(35)	(35)	(34)
Amount drawn	(1)	(3)	(2)	(2)	(6)
Unused amount	100	78	168	147	124

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million asset-based revolving working capital or ABL facility maturing in December 2011. The ABL was subject to a permanent availability reserve of $25 million. This amount would increase to $35 million if the Company’s trailing 12-month EBITDA fell below $80 million. The facility had a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter and which is discussed in the following section, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. In March 2011, the Company entered into a new five-year $200 million ABL facility expiring in February 2016. The new ABL effectively replaced the previously noted $205 million ABL. The new ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $7 million at the end of the September 2011 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

CAPITAL STOCK INFORMATION

As at September 24, 2011, issued and outstanding capital stock consisted of 100,000,000 common shares (100,000,000 as at September 25, 2010) and 11,093,943 warrants (11,093,943 as at September 25, 2010).

The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They will automatically convert into new common shares if the 20-day volume weighted average trading price of the common shares reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

A total of 122,020 share options are also issued and outstanding (161,123 as at September 25, 2010). In fiscal 2011, 4,001 options expired and 35,102 options were forfeited.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010, the “Transition” date for the Company.

The Company’s transition to full implementation of IFRS consists of five phases:

  Preliminary Study Phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

  Project Set-up Phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

  Component Evaluations and Issues Resolution Phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

  Conversion Phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

  Embedding Phase – The project will culminate in the collection of financial information necessary to compile IFRS- compliant financial statements, embedding IFRS in business processes, eliminating unnecessary data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently completing the Embedding Phase.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The transition to IFRS requires the Company to apply IFRS 1, First-Time Adoption of International Financial Reporting Standards, which applies only at the time of changeover and includes a requirement for retrospective application of each IFRS standard. IFRS 1 also mandates certain exceptions to retrospective application and provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRSs.

IFRS 1 - Mandatory exceptions

The mandatory IFRS 1 exception that is relevant to the Company relates to the use of estimates. Specifically, hindsight cannot be used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error.

IFRS 1 - Optional exemptions

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Following a detailed analysis of the various optional exemptions, the Company has elected to apply the following:

  Business combinations exemption - IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition date or a particular date prior to the Transition date. The Company has elected to apply IFRS 3 prospectively on business combinations that occur after the Transition date. Accordingly, business combinations prior to this date have not been restated.

  Event driven fair value of property, plant and equipment as deemed cost - IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has elected to apply this exemption and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

  Employee benefits exemption - IFRS 1 provides the option to retrospectively apply International Accounting Standard (IAS) 19, Employee Benefits for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under Canadian GAAP in opening retained earnings at the Transition date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition date as an adjustment to opening retained earnings for all of its employee benefit plans.

  Share-based payment transaction exemption - IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002 that have fully vested as at September 26, 2010. The Company has elected this exemption and will exclude all such share options from the application of IFRS 2.

  Borrowing Costs - IAS 23, Borrowing Costs, requires an entity to capitalize borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. IFRS 1 permits all borrowing costs prior to its Transition date to be expensed. The Company has elected to apply this exemption and will expense all borrowing costs on qualifying assets prior to September 26, 2010.

There are additional optional exemptions under IFRS 1. However, the Company does not expect any other exemptions to be significant to the Company’s adoption of IFRS.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

IFRS ACCOUNTING POLICIES

While the conceptual framework of IFRS is similar to Canadian GAAP, significant differences exist in certain matters of recognition, measurement and disclosure. The Company has identified specific areas where changes in accounting policies are expected to impact the Company’s consolidated balance sheet and statement of comprehensive income. The adoption of IFRS is not expected to have a material impact on the Company’s cash flow from operations. The significant IFRS accounting policies to be applied by the Company upon adoption of IFRS and which are expected to have a significant impact on its balance sheet and comprehensive income are as follows:

(a)	Property, plant and equipment

Consistent with Canadian GAAP, IFRS requires separable components of property, plant and equipment to be recognized initially at cost. Under IAS 16, Property, Plant and Equipment, an entity is required to choose to account for each class of property, plant and equipment, using either the cost model or the revaluation model. The cost model is generally consistent with Canadian GAAP where an item of property, plant and equipment is carried at its cost less accumulated depreciation and accumulated impairment losses. Under the revaluation model an item of property, plant and equipment is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated depreciation and accumulated impairment losses. The Company expects to use the cost model to account for all classes of property, plant and equipment.

Unlike Canadian GAAP, which is silent on these matters, IFRS specifically requires capitalization of major replacement costs, major inspection costs and borrowing costs of qualifying assets. Management is currently quantifying the effects of additional capitalization required and expects an increase of $5 million in property, plant and equipment and a corresponding decrease of the accumulated deficit as at September 26, 2010.

(b)	Actuarial Gains and Losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10 percent of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income, thereby allowing pension assets and liabilities to be reflected at their fair values. The election of IFRS 1 to clear all unamortized actuarial gains and losses against retained earnings results in an increase of the accumulated deficit of approximately $67 million on September 26, 2010.

(c)	Biological Assets

IAS 41, Agriculture, specifically addresses biological assets. The timber component of the Company's private timberlands (freeholds) will qualify as a biological asset under the scope of IAS 41. This timber will be recorded at fair value less cost to sell and shown as a separate line item on the Company's balance sheet. The fair value of biological assets for the Company will be measured by discounting expected cash flows from the sale of standing timber at a current market determined rate. This value will include not only the harvest value, but would also include a value for potential future growth. All gains and losses from changes in fair value are recognized in profit and loss. The agricultural produce (logs) from the biological asset are measured at fair value less costs to sell, which becomes the deemed cost for the purpose of subsequent accounting under the IAS 2, Inventories, standard.

The Company currently expects an increase to this asset category of approximately $6 million at September 26, 2010, with a corresponding decrease of the accumulated deficit. Future changes in fair value of these biological assets will be recognized in the Company’s profit and loss going forward.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(d)	Warrants

IAS 32, Financial Instruments: Presentation, requires an entity to classify a financial instrument as a financial liability if the Company does not have the unconditional right to avoid delivering cash or another financial asset on settlement. Although Canadian GAAP classified the warrants as equity, the contingent settlement provision of the warrants requires the Company to classify them as financial liabilities.

The classification of the warrants as a financial liability will result in an increase of $5 million to long-term debt with a decrease of $6 million to share capital. The difference represents a change in fair value of the warrants from their date of issue to the Transition date and will reduce the accumulated deficit by $1 million.

(e)	Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material.

As a result of the discounting requirement, the Company expects a decrease to the reforestation provision as calculated under Canadian GAAP at the Transition date of approximately $2 million with a corresponding decrease of the accumulated deficit.

(f)	Contributed surplus

Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is adjusted to profit and loss.

Consequently, the Company expects to eliminate contributed surplus of $5 million with a corresponding decrease of the accumulated deficit.

The Company will continue to review all proposed and ongoing projects of the International Accounting Standards Board (IASB) and assess their impact on its conversion process.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation tables

The following tables provide a reconciliation of the shareholders’ equity and the balance sheet as at September 26, 2010:

Shareholders’ equity reconciliation
		As at
		September 26, 2010
$ millions (unaudited)	Notes	(Transition date)
Equity reported under Canadian GAAP		365
Opening balance sheet adjustments		-
Property, plant and equipment amortization	(a)	(3)
Employee future benefits	(b)	(67)
Biological assets	(c)	6
Warrants	(d)	(5)
Reforestation provision	(e)	2
Deferred taxes		-
		(67)
Equity reported under IFRS		298

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Estimated adjustments to the balance sheet on adoption of IFRS as at September 26, 2010:

Balance sheet reconciliation
$ millions (unaudited)	Notes	GAAP	Adjustment	IFRS
Assets
Current assets:
Cash and cash equivalents		68	-	68
Cash held in trust		6	-	6
Trade and other receivables		209	-	209
Inventories		255	-	255
Biological assets	(c)	-	1	1
Prepaid expenses		7	-	7
		545	1	546
Property, plant & equipment	(a)	498	(3)	495
Biological assets	(c)	-	5	5
Other Assets	(b)	34	(6)	28
Deferred income taxes		27	-	27
Total assets		1,104	(3)	1,101

Liabilities and Shareholders' Equity
Current liabilities:
Operating bank loans		1	-	1
Trade and other payables		233	-	233
Interest payable		3	-	3
Provisions		5	-	5
Current portion of long-term debt		17	-	17
		259	-	259
Long-term debt	(d)	271	5	276
Provisions	(e)	13	(2)	11
Accrued benefit liability	(b)	187	61	248
Other long-term liabilities and credits		9	-	9
		480	64	544
Shareholders' equity:
Share capital	(d)	570	(6)	564
Contributed surplus		5	(5)	-
Deficit		(210)	(56)	(266)
Total shareholders' equity		365	(67)	298
Total equity and liabilities		1,104	(3)	1,101

Entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures Disclosure

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting. Management has not identified any significant changes to ICFR or DC&P.

Entity-specific Financial Reporting Expertise Disclosure

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Entity-specific Business Activities Disclosure

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Entity-specific Information Technology and Data Systems Disclosure

The Company completed a detailed assessment of its IT systems and has determined that the current systems are adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under Canadian GAAP (required until September 24, 2011), under IFRS (required as of September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended September 24, 2011, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

The September 2011 quarterly results were as anticipated. The Dissolving and Chemical Pulp segment continued to generate good results with EBITDA of $30 million. This was despite significantly higher costs associated with the extended annual maintenance outage at the Skookumchuck, BC, pulp mill. While the shutdown had to be extended into the Company’s December 2011 quarter, the impact will be much less and costs will be lower. Looking ahead, markets for specialty dissolving pulp remain very strong and we anticipate higher pricing in calendar 2012. While the price of NBSK has declined in recent months and could continue this trend for several more months, we view market fundamentals as positive and anticipate price increases in 2012. The Forest Products segment continues to deal with sluggish U.S. demand for lumber and poor pricing. We do not anticipate much near term improvement and will need to see a recovery in U.S. housing starts to have reasonable demand and prices. The decline in High-Yield Pulp performance was predictable as this market saw more challenging conditions than softwood kraft pulp or eucalyptus pulp. Capacity additions combined with weaker demand has resulted in low prices for high-yield pulp. Markets for coated bleached board and newsprint remain stable and we do not anticipate much change in the near term. The Company has recently disclosed a relatively large scale capital expenditure program, with a strong emphasis on its two dissolving pulp mills. The cornerstone of the program is a $190 million cogeneration plant to be constructed at the Temiscaming, Quebec site that will require two years to complete. The project will materially improve the mill’s cost structure and margins. The current focus is on finalizing all required agreements in order to proceed with the project.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2010				Fiscal 2011
		Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	100
Book value per share ($)		3.04	3.04	3.62	3.65	3.53	3.60	3.79	3.62
Foreign exchange:
1 C $ = US $	- average	0.945	0.960	0.973	0.962	0.986	1.014	1.033	1.023
	- period end	0.953	0.974	0.965	0.975	0.994	1.019	1.013	0.971
1 euro = US $	- average	1.478	1.385	1.273	1.287	1.359	1.367	1.438	1.418
	- period end	1.435	1.342	1.239	1.349	1.312	1.408	1.418	1.352
1 euro = C $	- average	1.564	1.442	1.308	1.338	1.378	1.348	1.392	1.386
	- period end	1.507	1.377	1.283	1.384	1.320	1.382	1.399	1.392

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA:

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Operating earnings (loss)	(10)	3	56	15	(4)	16	31	6
Depreciation and amortization	15	15	14	12	12	11	11	11
Other items	(1)	14	(10)	9	3	6	(10)	2
EBITDA	4	32	60	36	11	33	32	19

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Long-term debt	364	359	333	271	263	258	260	271
Unamortized financing costs	-	-	-	13	13	13	13	13
Current portion of long-term debt	19	19	16	17	17	17	17	18
Operating bank loans / Bank indebtedness	108	88	-	1	3	5	2	6
Less: total cash	(80)	(43)	(125)	(74)	(61)	(32)	(72)	(105)
Net debt	411	423	224	228	235	261	220	203
Other long-term liabilities and credits	255	248	232	209	209	208	195	188
Shareholders' equity	304	304	363	365	353	360	379	362
Total capitalization	970	975	819	802	797	829	794	753

Net debt to total capitalization ratio	42%	43%	27%	28%	29%	31%	28%	27%